BAY ACQUISITION CORP.
Formerly SecureLogic Corp.
420 Lexington Avenue
Suite 2320
New York, NY 10170

October 21, 2008

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	SecureLogic Corp. (the "Company")
File No. 000-28099

To Whom It May Concern:

In response to your request for certain confirmations from the Company, please find the following. The Company hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bay Acquisition Corp.
f/k/a SecureLogic Corp.

By: /s/ Paul Goodman
Chief Executive Officer